FOR IMMEDIATE RELEASE	Exhibit 99.1

Results for the Quarter ended September 30, 2021 under IFRS

IT Services delivers strong revenue growth for the quarter at 8.1% QoQ and 28.8% YoY

Net Income & EPS showed a robust increase of 18.9% YoY

and 23.8% YoY respectively

Bangalore, India and New Jersey, USA – October 13, 2021 - Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for the Quarter ended September 30, 2021.

Highlights of the Results

Results for the Quarter ended September 30, 2021:

•	Gross Revenue was ₹196.7 billion ($2.7 billion1), an increase of 7.8% QoQ and 30.1% YoY

•	IT Services Segment Revenue was at $2,580.0 million, an increase of 6.9% QoQ and 29.5% YoY

•	Non-GAAP[2] constant currency IT Services Segment Revenue increased by 8.1% QoQ and 28.8% YoY

•	IT Services Operating Margin[3] for the quarter was at 17.8%, flat on adjusted[4] basis QoQ and reported decrease of 104 bps QoQ

•	Net Income for the quarter was ₹29.3 billion ($395.2 million1), an increase of 18.9% YoY

•	Earnings Per Share for the quarter was at ₹5.36 ($0.071), an increase of 23.8% YoY

Performance for the quarter ended September 30, 2021

Thierry Delaporte, CEO and Managing Director said, “The Q2 results demonstrate that our business strategy is working well. We grew at over 4.5% organic sequential growth for a second quarter in a row, resulting in a 28% YoY growth in the first half of this financial year. I thank our customers, partners, and colleagues as we surpassed the $10Bn milestone of annualized revenue run rate.”

Jatin Dalal, Chief Financial Officer said, “We sustained our operating margins in Q2 in a narrow band even after absorbing the full impact of our recent acquisitions and investing significantly in our business across sales, capabilities and talent. We completed a salary increase covering 80% of our colleagues, making it the second hike in this calendar year. We delivered a robust growth in EPS of 23.8% YoY.”

Outlook for the quarter ending December 31, 2021

We expect Revenue from our IT Services business to be in the range of $2,631 million to $2,683 million*. This translates to a sequential growth of 2.0% to 4.0%.

*	Outlook is based on the following exchange rates: GBP/USD at 1.36, Euro/USD at 1.17, AUD/USD at 0.72, USD/INR at 74.13 and CAD/USD at 0.78
1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹74.16, as published by the Federal Reserve Board of Governors on September 30, 2021. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2021 was US$1= ₹75.11

2.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials
4.	IT Services Operating Margin change has been adjusted for one time gains in ‘other operating income’ in Q1’22 for ₹2,150 million

IT Services

Wipro continued its momentum in winning large deals with our customers as described below:

•

Wipro has won a strategic, multi-year cloud migration and application modernization engagement with a leading North American financial institution to transform and migrate its enterprise applications across all lines of business. The engagement will lower total cost of ownership (TCO) and provide the bank with significant tools and intellectual property to modernize its processes and become more nimble.

•

Wipro has won a multi-year engagement with ABB Information Systems to provide digital workplace services for their 100,000+ employees spread over 100+ countries. Wipro will support and contribute to the transformation of ABB’s end-user infrastructure to enhance the consumer experience, leveraging industry-leading practices.

•

Wipro has won an engagement with a global healthcare company to consolidate and deliver member engagement services for various public assistance programs. The scope includes outreach, advocacy, retention services, as well as procuring and revival of patient’s health care records securely. Additionally, Wipro will guide dual eligible members on benefits and beneficiary protections.

•

Wipro has won a strategic, multi-year engagement with a leading North American financial institution to modernize and transform the Quality Engineering and Testing portfolio within their Retail and Commercial Banking segment to the new ways of working. The engagement will focus on Digital Transformation for enhanced customer experience and cost optimization.

•

Wipro has won an engagement with a US-based financial services organization to extend its capabilities into Infrastructure Operations and Engineering. The multi-year deal expands the partnership while driving greater productivity, increased delivery speed, and higher business value, ensuring a stable and modern IT Infrastructure.

Digital Services Highlights

We continue to see increasing traction in digital oriented and other strategic deals as illustrated below:

•

Wipro has won an engagement with a multinational electrical engineering and software company to transform their sales and marketing services across subsidiaries and affiliated companies spread over 55 countries. Wipro FullStride Cloud Services will develop and implement a cloud platform to empower the client with a single global view of their customer database.

•

Wipro has won a strategic engagement with a leading multinational financial services company in LATAM to accelerate their digital transformation journey. Wipro will deliver API and micro services based on Banking Industry Architecture Network model and modernize the bank’s direct and assisted customer channels.

•

A US-based software solutions company has selected Wipro to transfer their on-premise platforms to a SaaS-based business model. Wipro FullStride Cloud Services will modernize the client’s offerings using cloud native capabilities.

•	A global technology company has hired Designit to support the operation and management of 100+ social and blog channels as part of their B2B marketing program.

Analyst Recognition

•	Wipro was recognized as a Leader in Everest Group’s Application and Digital Services in Banking PEAK Matrix® Assessment 2021: Global Focus

•	Wipro was recognized as a Leader in Everest Group’s Network Transformation and Managed Services PEAK Matrix® Assessment 2021

•	Wipro was recognized as a Leader in Everest Group’s Data and Analytics (D&A) Services PEAK Matrix® Assessment 2021

•	Wipro was recognized as a Leader in Everest Group’s Capital Markets Operations – Services PEAK Matrix® Assessment 2021

•	Wipro was recognized as a Leader and Star Performer in Everest Group’s Finance and Accounting Outsourcing (FAO) – Service Provider Landscape with PEAK Matrix® Assessment 2021

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Network Consulting Services 2021 Vendor Assessment (Doc #US48076121, Aug 2021)

•	Wipro was positioned as a Leader in IDC MarketScape: Asia/Pacific (Excluding Japan) Managed Cloud Services 2021 Vendor Assessment (Doc #AP47014921, Aug 2021)

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Life Science R&D ITO Services 2021 Vendor Assessment (Doc #US47455021, Aug 2021)

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Life Science R&D BPO Services 2021 Vendor Assessment (Doc #US48076121, Aug 2021)

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Smart Manufacturing Service Providers 2021 Vendor Assessment (Doc #EUR147689021, Jun 2021)

•	Wipro was positioned as a Leader in 2021 ISG Provider Lens™ – SAP HANA Ecosystem Services 2021 – UK, US

•	Wipro was positioned as a Leader in 2021 ISG Provider Lens™ – Utilities Industry - Services and Solutions 2021 - North America

•	Wipro was featured in the Top Players in HFS Top 10: Banking and Financial Services 2021

•	Wipro was recognized as a Gartner Peer Insights Customers’ Choice for Data and Analytics Service Providers

Disclaimer: Gartner Peer Insights ‘Voice of the Customer’: Data and Analytics Service Providers, Peer Contributors, 19 August 2021. Gartner Peer Insights Customers’ Choice constitute the subjective opinions of individual end-user reviews, ratings, and data applied against a documented methodology; they neither represent the views of, nor constitute an endorsement by, Gartner or its affiliates.

IT Products

•	IT Products Segment Revenue for the quarter was ₹1.9 billion ($25.5 million1)

•	IT Products Segment Results for the quarter was a profit of ₹0.1 billion ($1.3 million1)

India business from State Run Enterprises (ISRE)

•	India SRE Segment Revenue for the quarter was ₹1.9 billion ($25.2 million1)

•	India SRE Segment Results for the quarter was a profit of ₹0.4 billion ($5.3 million1)

Please refer to the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended September 30, 2021, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP20211013

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 220,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-6142 7139	Phone: +91-80-6142 6143	Phone: +91-80-6142 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2021	As at September 30, 2021
			Convenience translation into US dollar in millions Refer footnote in page 1
ASSETS
Goodwill	139,127	228,763	3,085
Intangible assets	13,085	42,808	577
Property, plant and equipment	85,192	88,813	1,198
Right-of-Use assets	16,420	18,305	247
Financial assets
Derivative assets	16	28		^
Investments	10,576	13,208	178
Trade receivables	4,358	4,378	59
Other financial assets	6,088	8,057	109
Investments accounted for using the equity method	1,464	698	9
Deferred tax assets	1,664	2,576	35
Non-current tax assets	14,323	10,740	145
Other non-current assets	15,935	11,668	157

Total non-current assets	308,248	430,042	5,799

Inventories	1,064	778	10
Financial assets
Derivative assets	4,064	4,308	58
Investments	175,707	175,223	2,363
Cash and cash equivalents	169,793	142,026	1,915
Trade receivables	94,298	108,507	1,463
Unbilled receivables	27,124	38,375	517
Other financial assets	7,245	10,495	142
Contract assets	16,507	20,467	276
Current tax assets	2,461	4,717	64
Other current assets	24,923	27,199	367

Total current assets	523,186	532,095	7,175

TOTAL ASSETS	831,434	962,137	12,974

EQUITY
Share capital	10,958	10,962	148
Share premium	714	1,164	16
Retained earnings	466,692	526,654	7,102
Share-based payment reserve	3,071	3,807	51
SEZ Re-investment reserve	41,154	43,237	583
Other components of equity	30,506	35,840	483

Equity attributable to the equity holders of the Company	553,095	621,664	8,383
Non-controlling interests	1,498	1,088	15

TOTAL EQUITY	554,593	622,752	8,398

LIABILITIES
Financial liabilities
Loans and borrowings	7,458	55,319	746
Lease liabilities	13,513	15,283	206
Other financial liabilities	2,291	2,326	31
Deferred tax liabilities	4,633	14,902	201
Non-current tax liabilities	11,069	11,415	154
Other non-current liabilities	7,835	8,871	120
Provisions	2	1		^

Total non-current liabilities	46,801	108,117	1,458

Financial liabilities
Loans, borrowings and bank overdrafts	75,874	58,910	794
Derivative liabilities	1,070	432	6
Trade payables and accrued expenses	78,870	90,782	1,225
Lease liabilities	7,669	8,697	117
Other financial liabilities	1,470	4,106	55
Contract liabilities	22,535	21,577	291
Current tax liabilities	17,324	19,385	261
Other current liabilities	24,552	26,512	357
Provisions	676	867	12

Total current liabilities	230,040	231,268	3,118

TOTAL LIABILITIES	276,841	339,385	4,576

TOTAL EQUITY AND LIABILITIES	831,434	962,137	12,974

^	Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2020	2021	2021	2020	2021	2021
			Convenience translation into US dollar in millions Refer footnote in page 1			Convenience translation into US dollar in millions Refer footnote in page 1
Revenues	151,145	196,674	2,652	300,276	379,198	5,113
Cost of revenues	(105,387)	(137,562)	(1,855)	(209,087)	(265,129)	(3,575)

Gross profit	45,758	59,112	797	91,189	114,069	1,538
Selling and marketing expenses	(9,606)	(13,852)	(188)	(19,395)	(26,869)	(362)
General and administrative expenses	(8,177)	(11,288)	(152)	(18,183)	(21,818)	(294)
Foreign exchange gains/(losses), net	338	933	13	1,543	2,093	28
Other operating income/(loss), net	(178)	15	^	(81)	2,165	29

Results from operating activities	28,135	34,920	470	55,073	69,640	939
Finance expenses	(1,267)	(1,459)	(20)	(2,566)	(2,205)	(30)
Finance and other income	5,209	4,114	55	10,490	8,733	118
Share of net profit/ (loss) of associates accounted for using the equity method	(6)	(10)	^	25	(3)	^

Profit before tax	32,071	37,565	505	63,022	76,165	1,027
Income tax expense	(7,228)	(8,259)	(111)	(14,066)	(14,484)	(195)

Profit for the period	24,843	29,306	394	48,956	61,681	832

Profit attributable to:
Equity holders of the Company	24,656	29,307	394	48,558	61,628	831
Non-controlling interests	187	(1)	^	398	53	1

Profit for the period	24,843	29,306	394	48,956	61,681	832

Earnings per equity share:
Attributable to equity holders of the Company
Basic	4.33	5.36	0.07	8.53	11.28	0.15
Diluted	4.32	5.35	0.07	8.51	11.25	0.15
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,694,035,551	5,464,831,135	5,464,831,135	5,693,689,502	5,464,021,919	5,464,021,919
Diluted	5,706,874,339	5,480,490,360	5,480,490,360	5,705,850,555	5,478,297,758	5,478,297,758

^	Value is less than 1

Additional Information:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020	March 31, 2021
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	53,205	49,683	43,954	102,888	86,566	178,091
Americas 2	59,260	55,105	44,450	114,365	88,644	179,821
Europe	58,619	54,461	38,510	113,080	77,454	165,441
APMEA	22,715	21,232	20,762	43,947	40,920	82,462

Total of IT Services	193,799	180,481	147,676	374,280	293,584	605,815
IT Products	1,894	1,311	1,699	3,205	4,005	7,685
ISRE	1,867	1,937	2,111	3,804	4,222	8,912
Reconciling Items	47	(45)	(3)	2	8	13

Total Revenue	197,607	183,684	151,483	381,291	301,819	622,425

Other operating income/(loss), net
IT Services	15	2,150	(178)	2,165	(81)	(81)

Total Other operating income/(loss), net	15	2,150	(178)	2,165	(81)	(81)

Segment Result
IT Services
Americas 1	10,521	9,379	8,598	19,900	15,102	33,040
Americas 2	11,819	11,350	10,477	23,169	20,899	41,589
Europe	9,186	8,325	6,139	17,511	13,686	31,673
APMEA	3,028	3,066	3,078	6,094	5,624	11,476
Unallocated	(156)	56	203	(100)	951	5,153
Other operating income/(loss), net	15	2,150	(178)	2,165	(81)	(81)

Total of IT Services	34,413	34,326	28,317	68,739	56,181	122,850

IT Products	94	(53)	(301)	41	(178)	45
ISRE	393	475	109	868	3	1,061
Reconciling Items	20	(28)	10	(8)	(933)	(903)

Total	34,920	34,720	28,135	69,640	55,073	123,053
Finance expenses	(1,459)	(746)	(1,267)	(2,205)	(2,566)	(5,088)
Finance and Other Income	4,114	4,619	5,209	8,733	10,490	20,912
Share of net profit/ (loss) of associates accounted for using the equity method	(10)	7	(6)	(3)	25	130

Profit before tax	37,565	38,600	32,071	76,165	63,022	139,007

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: As announced on November 12, 2020, effective January 1, 2021, the Company re-organized IT Services segment.to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any State Governments.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended September 30, 2021
IT Services Revenue as per IFRS	$2,580.0
Effect of Foreign currency exchange movement	$31.0

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,611.0

Three Months ended September 30, 2021
IT Services Revenue as per IFRS	$2,580.0
Effect of Foreign currency exchange movement	$(13.6)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,566.4